

Madeline Alcott

Co-Founder & Co-CEO at Petit Vour

Austin, Texas

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Petit Vour

The University of Texas at Austin

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500+ connections

Petit Vour is the luxury destination for cruelty-free beauty and lifestyle where savvy shoppers can subscribe to our award-winning monthly beauty box and shop the crème de la cruelty-free. Featured in: VOGUE, MarieClaire, The Wall Street Journal, Total Beauty, Huffington Post, NYLON, VegNews, T...



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Experience

Co-Founder & CEO

Petit Vour

Mar 2013 – Present · 5 yrs 8 mos

Austin, Texas Area

I co-direct the creative style and voice of the company as well as run the curation and management of our monthly beauty box and e-boutique.

Education

The University of Texas at Austin

Bachelor of Science (B.S.), Early Childhood Education and Teaching

2005 – 2009

Activities and Societies: Service Director of ABSOLUTE TEXXAS 2007-2009

Stratford High School

Stratford High School

2001 – 2005

Volunteer Experience

ABSOLUTE TEXXAS

Service Director

ABSOLUTE TEXXAS

Skills & Endorsements

Social Media Marketing · 12

 Endorsed by **Jane Art, who is highly skilled at this**

Beauty Industry · 11

Sarita Coren and 10 connections have given endorsements for this skill

Brand Development · 10

Kimberly Conde and 9 connections have given endorsements for this skill

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